P.E. 4-30-02

1-12518

CONFORMED COPY

02032317

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 30, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

Press Release

SANTANDER CENTRAL HISPANO 1ST QUARTER 2002 NET ATTRIBUTABLE INCOME 670.5 MLN EUROS, +0.34% - ZERO CONTRIBUTION FROM ARGENTINA

- **Firm progress in cost reduction, cost-income ratio improves nearly 5 points to 51%**
- **Net operating income rose 12.4%**
- **BIS ratio improves to 12.16%**
- **Balance sheet strength consolidated with unrealized capital gains of 6 billion euros**
- **NPL ratio improves to 1.94% with provision cover up at 146.7%**
- **Excluding Argentina, net attributable income rose 9.6%**

MADRID, April 29, 2002 – Santander Central Hispano Group net attributable income was 670.5 million euros in the first quarter of 2002, up 0.34% over the same period last year and 35.9% over the 493.5 million euros recorded in the fourth quarter of 2001.

The results incorporate a zero contribution to Group profit from Argentina, compared to the 56 million euros recorded in the first quarter of 2001. At the same time, they demonstrate a return to the previous growth pattern in profit, interrupted by the economic and financial slowdown of the second quarter last year, and were in line to achieve 2002 goals, which are:

- Net attributable income of 2,700 million euros
- Annual cost reduction of more than 500 million euros in real terms
- Efficiency ratio below 52%
- BIS ratio of 12%

Results

Net interest revenue came to 2,461.6 million euros, slightly higher (2.0%) than the same period last year, essentially responding to improved margins in Spain. Fee income declined 5.5% while trading gains increased 2.6%, placing net operating revenue at 3,807.3 million euros, 0.2% below the first quarter of last year. This, however, was 4.2% higher if Argentina is excluded.

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

The stability of recurring revenues is evidenced by the fact that 90% of net operating revenues derived from commercial banking (in Spain and abroad) and 94% of net interest revenues plus fee income.

An 8.6% drop in administration costs placed the cost to income ratio at 51%, an improvement of 4.7 percentage points on March 2001 and 2.9 points on the end 2001 figure. Notably, personnel costs declined 7.5% on the first quarter of 2001 and other expenses such as property and systems dropped 10.5%.

Improved revenues and cost reduction enabled net operating income to rise 12.4% to 1,565.8 million euros, representing a return on average total assets of 1.76% against 1.59% in the prior period. This increase, while positive, reflects the impact from Argentina, excluding which, the increase would be above 20% in a not especially favourable global context.

A total of 491.5 million euros, was allocated to loan loss provisions, an increase of 36.76% over the first quarter of 2001. A total of 152.9 million in goodwill was amortized in the period.

Net attributable income of 670.5 million was similar to the year-ago period, but excluding Argentina the increase is 9.6%. Compared to the 4th quarter of 2001, the rise was 35.9%.

Retail banking contributed 68% to these results (34% from Europe and 34% from Latin America), asset management and private banking 8%, global wholesale banking 11%, finance sector shareholdings in Europe 10% and the industrial portfolio 3%.

In Latin America, the Group has focussed activity on recurring income items (trade finance, cash management and bancassurance), fully exploiting new technology and business growth to maximize income. The Group achieved a net attributable income of US$389 million, principally obtained from the four key markets: Brazil, Mexico, Chile and Puerto Rico.

Brazil and Mexico stand out, achieving net attributable income of 240.4 million and 204.1 million euros, respectively, increases of 177.6% and 70.6%.

Banesto performed in line with targets, both in terms of business growth and also in improved results. The loan portfolio grew 14.9% and balance sheet customer funds by 11.9%. The bank continued to focus on asset quality, maintaining its NPL ratio at 0.82% with a provision cover rate of 254.7% (237.6% in March 2001). Pre-tax income rose 15.6% to 143.7 million euros.

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Balance Sheet

Argentina had a dampening effect on balance sheet growth, as did, to a lesser extent, the depreciation of Latin American currencies. This disguised the positive trend in savings products in Spain (transactional accounts, mutual funds and personal pension funds, in all of which the Group is leader by market share. As a reflection of the commercial drive of the branch network, the Supersatisfacción deposit attracted 3 billion euros in less than two months.

On the asset side, there was a marked growth in mortgage lending where the Group continues to gain market share (20 basis points in the past 12 months).

Notable growth was registered in loans, deposits, funds and insurance products in Portugal, where the Group is also increasing market share. In the Iberian peninsula, the Group has market shares of 18% in balance sheet customer funds, 15% in loans and 25% in mutual funds.

Latin America, gains have been concentrated in increased customer funds, mainly in mutual and pension funds, while lending has followed constraints in the recent quarters. Managed customer funds increased 8.7%, excluding Argentina, while loans declined 6.5%, reflecting Group policy of maximizing liquidity.

Total Group managed customer funds came to 334,984 million euros, a rise of 5.7%. Excluding Argentina, the total was 329,443 million, up 9.3%. Total loans stood at 170,868 million, 0.7% higher, and 166,659 million (+2.4%) excluding Argentina.

Group risk is well diversified, with 71% concentrated in Europe, 24% in Latin America, another 2.2% in Argentina and 2.8% elsewhere. Group NPL ratio was 1.84% (0.98% in Spain and 3.19% in Latin America), with provision cover at 147%.

As well as intensifying traditional policies of strict risk management, the Group also strengthened its capital base in the first quarter, improving BIS ratio to 12.16% and Tier 1 to 8.02%. Eligible capital under BIS rules stood at 25,112.8 million euros with a surplus over minimum requirements of 8,594.6 million.

Dividends

On January 31, 2002 the Group paid a third interim 2001 dividend of 0.0751 euros and on April 30 will make a fourth payment of 0.0631 euros. Thus, if the corresponding proposal is approved by the forthcoming general shareholders meeting, this dividend will be a final payment and total 2001 dividend would be 0.2885 euros, 5% higher than that paid in 2000.

Consolidated income statement	1st qtr 2002 mln euros	1st qtr 2001 mln euros	02/01 %
NET INTEREST REVENUE	**2,461.6**	**2,413.0**	**2.01**
Net fees and commissions	1,099.7	1,163.4	(5.48)
BASIC REVENUE	**3,561.2**	**3,576.4**	**(0.43)**
Trading gains	246.1	239.7	2.64)
Net operating revenues	**3,807.3**	**3,816.2**	**(0.23)**
Personnel and general expenses	(1,943.6)	(2,126.8)	(8.62)
a) Personnel	(1,255.6)	(1,324.8)	(7.49)
b) General expenses	(718.0)	(802.0)	(10.48)
Depreciation and other results	(277.9)	(296.1)	0.64
NET OPERATING INCOME	**1,565.8**	**1,393.3**	**12.38**
Income from equity accounted holdings	176.8	225.0	(21.42)
Earnings from Group transactions	65.0	195.4	(66.71)
Net provisions for loan losses	(491.5)	(395.4)	36.76
Goodwill amortization	(152.9)	(351.0)	(56.44)
Other income	(98.4)	68.3	-
Income before taxes	**1,064.9**	**1,171.6**	**(9.11)**
Corporate Tax	(237.9)	(251.5)	(5.42)
Net consolidated income	**827.0**	**920.1**	**(10.12)**
Minority interests	41.7	123.5	(66.20)
Dividend – preferred shareholders	114.7	128.3	(10.61)
NET ATTRIBUTABLE INCOME	**670.5**	**668.3**	**0.34**

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Customer funds

	1st qtr 2002 mln euros	1st qtr 2001 mln euros	02/01 %	4th qtr 2001 mln euros
Public sector	9,994.1	5,409.6	84.75	14,466.9
Private sector	76,693.6	67,557.7	13.52	71,891.3
Demand deposits	21,630.3	19,032.4	13.65	21,252.2
Savings accounts	15,631.8	13,796.9	13.30	15,472.4
Time deposits	21,702.7	22,237.7	(2.41)	19,155.9
REPOS	17,487.8	12,389.1	41.16	15,928.3
Other accounts	241.1	101.8	136.98	82.6
Non-resident sector	94,109.8	92,357.7	1.90	90,923.7
Deposits	79,141.7	80,097.6	(1.19)	80,656.0
REPOS	14,968.1	12,260.1	22.09	10,267.7
Total customer deposits	**180,797.5**	**165,325.1**	**9.36**	**177,281.9**
Debt securities	39,578.0	37,696.8	4.99	40,376.0
Subordinated debt	13,006.6	12,107-2	7.43	12,996.0
Total customer funds on-balance sheet	**233,382.2**	**215,129-1**	**8.48**	**230,653.8**
Total managed funds (off-balance sheet)	**96,060.6**	**86,183.6**	**11.46**	**91,716.2**
Mutual funds	71,923.2	64,555.0	11.41	68,227.0
Spain	51,221.8	49,349-1	3.79	49,487.6
Abroad	20,701.4	12,205.9	36.14	18,739.5
Pension funds	16,448.7	13,762.6	19.52	15,619.6
Spain	5,576.6	4,927.1	13.18	5,443.8
Individuals	4,814.9	4,202.3	14.58	4,698.0
Abroad	10,872.1	8,835.5	23.05	10,175.8
Managed portfolios	7,688.7	7,866.3	(2.26)	7,869.6
Spain	2,306.5	2,494.5	(7.54)	2,432.0
Abroad	5,382.3	5,371.7	0.20	5,437.6
Total customer funds	**329,442.8**	**301,313.0**	**9.34**	**322,370.0**
Total customer funds - Argentina	**5,541.4**	**15,648.4**	**(64.59)**	**9,008.9**
Total customer funds on-balance sheet	**334,984.2**	**316,961.3**	**5.69**	**331,378.9**

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Loans

	1st qtr 2002 mln euros	1st qtr 2001 mln euros	02/01 %	4th qtr 2001 mln euros
Public sector	4,120.4	3,968.2	3.84	4,249.7
Private sector	84,261.9	78,283.6	7.64	84,721.7
Secured loans	33,527.4	28,843.8	16.24	33,028.3
Other loans	50,734.5	49,439.8	2.62	51,693.4
Non-resident sector	83,703.4	85,560.9	(2.17)	85,799.7
Secured loans	23,138.5	21,257.7	8.85	23,308.7
Other loans	60,564.9	64,303.2	(5.81)	62,491.0
Gross loans (ex-Argentina)	**172,085.6,**	**167,812.7**	**2.55**	**174,771.1**
Less: net allowance for loan losses (ex-Argentina)	5,426.3	5,049.4	7.46	5,068.7
Net loans – ex-Argentina	**166,659.3**	**162,763.3**	**2.39**	**169,702.4**
Net loans - Argentina	4,209.0	6,936.9	(39.32)	4,119.7
Net loans - total	**170,868.3**	**169,700.1**	**0.69**	**173.822.0**
Note: doubtful loans	4,003.8	4,578.8	(12.56)	3,894.5
Public sector	7.1	3.2	120.62	4.5
Private sector	986.0	826.6	19.28	931.0
Non-resident sector	3,010.8	3,749.0	(19.69)	2,959.0

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Shareholders' equity and capital ratios*

	1st qtr 2002 mln euros	1st qtr 2001 mln euros	02/01 %	4th qtr 2002 mln euros
Subscribed capital stock	2,329.7	2,280.8	2.14	2,329.7
Paid-in surplus	8,651.0	8,080.4	7.06	8,651.0
Reserves	7,647.2	5,494.8	39.17	5,466.4
Reserves at consolidated companies (net)	1,433.4	2,145.5	(33.19)	1,545.9
Total primary capital	**20,061.2**	**18,001.5**	**11.44**	**17,993.0**
Net attributable income	670.5	668.3	0.34	2,486.3
Treasury stock	(12.0)	(43.7)	(72.57)	(21.4)
Distributed interim dividend	(1,035.4)	-	-	(685.4)
Shareholders' equity at period end	**19,684.3**	**18,626.1**	**5.68**	**19,772.5**
Interim dividend pending distribution	--	-	-	(350.0)
Final dividend	(294.0)	-	-	(294.0)
Shareholders' equity after Allocation of period end results	**19,390.3**	**18,626.1**	**4.10**	**19,128.4**
Preferred shares	6,157.6	6,997.8	(12.01)	5,979.0
Minority interests	1,125.4	2,436.8	(53.82)	1,394.9
Shareholders' equity & minority interests	**26,673.3**	**28,060.7**	**(4.94)**	**26,502.4**
Basic Capital (Tier I)	15,569.7	16,136.2	2.69	16,357.9
Supplementary Capital	8,543.1	6,970.7	22.56	8,239.1
Eligible capital	**25,112.8**	**23,107.0**	**8.68**	**24,597.0**
Risk-weighted assets (BIS criteria)	**206,477.2**	**203,192.3**	**1.62**	**204,310.5**
BIS ratio*	**12.16**	**11.37**		**12.04**
Tier I	8.02	7.94		8.01
Excess (amount)	**8,594.6**	**6,851.6**	**25.44**	**8,252.2**

* The impact of amortization in 2002 of preferred stock is reflected in 2001 end year accounts.

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: April 30, 2002

By: */s/ José Luis del Valle*
Name: José Luis del Valle
Title: Executive Vice President